Exhibit 1.3

TUBORG HAVNEVEJ 18 DK-2900 HELLERUP TEL +45 39 17 92 00 FAX +45 39 17 93 93 TORM@TORM.COM WWW.TORM.COM

22 March 2016

Exchange Offer in relation to the corporate reorganization of TORM

Dear shareholder,

Background
On 8 March 2016, TORM announced that the Company was considering a corporate reorganization with a UK parent company, TORM plc. TORM believes that the new structure presents a number of benefits and would improve the marketability of the TORM Group and attract a broader investor base. TORM's commercial and technical operations will still be managed from Copenhagen, while selected administrative functions will be undertaken by TORM plc.

Exchange of shares
We are offering an exchange of your TORM A/S shares for TORM plc shares on a one-for-one basis and with substantially the same rights. Existing minority protection rights will substantially be maintained, however, with certain amendments to reflect the new structure and to accommodate a future enlarged shareholder base. The shareholder-elected members of TORM A/S' Board of Directors will form the TORM plc Board of Directors together with TORM A/S' CEO.

The intention is to delist TORM A/S' A shares and instead list TORM plc's A shares on Nasdaq Copenhagen A/S.  Hence, the Company will maintain a strong trading platform in Denmark.

For more information about the share exchange offer and to obtain the acceptance form, please visit www.torm.com or www.torm-plc.com. The Exchange Offer will close on 14 April 2016 at 16:00 CET, subject to changes. If you wish to exchange your TORM shares, please contact your bank in due time to submit the acceptance form.

TORM A/S has obtained an approval from the Danish Tax Authorities (SKAT) confirming that TORM A/S shareholders who are tax residents in Denmark can exchange their TORM A/S A shares for TORM plc A shares without triggering any Danish tax payment.

Wide support from shareholders
To date, the Company has obtained binding undertakings to accept the Exchange Offer from shareholders representing 81% of the share capital. If binding undertakings are obtained for more than 90% of the share capital, the remaining TORM A/S shareholders will be squeezed out.

The Board of Directors of TORM A/S unanimously supports the Exchange Offer and believes that the corporate reorganization will support the business strategy and the continued growth of the TORM Group.

The Board of Directors would like to thank the shareholders for your continued support.

Yours sincerely,

Jacob Meldgaard
CEO, TORM A/S

Notice to U.S. Shareholders
The offer described in this letter is for the securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the offeror may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases."

The Exchange Offer is being made in the United States in reliance on and in compliance with Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The TORM plc securities will be issued pursuant to an exemption from registration provided by Rule 802 of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), which provides for an exemption for offerings in connection with an exchange offer for the securities of non-U.S. private issuers, such as TORM plc. TORM plc will furnish to the United States Securities and Exchange Commission (the "SEC") a Form CB with respect to the Exchange Offer. TORM plc is not required to, and does not plan to, prepare and file with the SEC a registration statement with respect to the Exchange Offer. The securities of TORM plc have not been and will not be registered under the U.S. Securities Act in connection with the Exchange Offer, or under the securities laws of any jurisdiction of the United States. The securities of TORM plc may not be offered, pledged, sold, resold, granted, delivered, allotted or otherwise transferred, as applicable, in the United States, except in transactions that are exempt from or not subject to the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Exchange Offer does not comprise an offer or placement of TORM plc securities in the United States. Neither the SEC nor any U.S. state securities commission has approved or disapproved of the TORM plc securities offered in connection with the Exchange  Offer,  or  determined  if  this announcement or the other documents related to the Exchange Offer are  accurate  or  complete.  Any representation to the contrary is a criminal offence.